Points International Ltd. Reports Record First Quarter
2015 Financial Results

– Revenues of $67.1 million, an increase of 15% year-over-year
– Adjusted EBITDA1 of $3.6 million, an increase of 198% year-over-year
– Net income of $1.7 million, an increase of 287% year-over-year

Toronto, Canada, May 4, 2015 – Points (TSX: PTS; NASDAQ: PCOM), global leader in loyalty currency management, today announced results for the first quarter ended March 31, 2015.

“I am pleased to report that 2015 is off to a strong start, with Points delivering robust top- and bottom-line growth,” said Rob MacLean, CEO of Points. “Importantly, our performance was right in-line with our expectations, and we are on track to deliver against our guidance for 2015.”

Mr. MacLean continued, “Our record first quarter performance was driven by the continued expansion of our Loyalty Commerce Platform. Solid organic growth, strong performance of new partners and products introduced throughout 2014, and the completion of the conversion of United Airlines’ Buy, Gift and Transfer products onto our platform, all contributed to these record results. Year-to-date, we have signed or launched 14 new products and 2 new partners to our platform, including onboarding 5 legacy partners onto our PointsHound product. We are also particularly pleased with our ability to expand our international presence and are excited to announce the signing of Hainan Airlines, one of China’s largest carriers. We anticipate further positive announcements out of Asia in 2015.”

“This year, we remain focused on expanding our platform’s marketing and merchandising capabilities, as well as growing the breadth of product offerings connected to our platform. Our San Francis-co team has been key to the development of our platform and consumer strategies. Having acquired PointsHound just one year ago, we have already begun to see the benefits of this acquisition come to bear. We have not only made strong progress on our loyalty wallet, a product we hope will be in-market in the second-half of the year, but we have also executed a new agreement with a major Eu-ropean loyalty program to host and power their private label hotel booking platform based on the PointsHound multi-currency bonus proposition. We have been actively developing our pipeline for this new white label product and are very pleased with the response to the offering thus far.”

“We are certainly encouraged by our start to the year and our ability to deliver record first quarter results while still absorbing material changes in our partner and product mix. Starting in the second quarter, we will begin to absorb the restructuring of the American Airlines/US Airways relationship, the impact of which will manifest in our profitability metrics throughout the remainder of the year,” Mr. MacLean concluded.

First Quarter 2015 Financial Results
(Unless otherwise stated, all comparisons for the first quarter of 2015 are on a year-over-year basis)

Revenues totaled $67.1 million, compared to $58.3 million. Principal revenues totaled $62.6 million, compared to $56.2 million. The year-over-year increase in principal revenues was largely due to the impact of new product and partner launches during the quarter combined with solid organic revenue growth, driven by a strong promotional calendar. Principal revenues for the first quarter of 2015 also reflect the official onboarding of the United Airlines partnership and the corresponding transition of United to a principal partner as of February 1, 2015. This was partially offset by the transition of US Airways to an agency partner beginning January 1, 2015.

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1 Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization, and foreign exchange) is considered by Management to be a useful supplemental measure when assessing financial performance. Management believes that Adjusted EBITDA is an important indicator of the Corporation's ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.

1 | P a g e

Gross margin2 dollars totaled $11.3 million, or 16.8% of total revenue, compared to $8.3 million, or 14.2% of total revenue. As a percentage of revenue, gross margin reflects the relative mix of partner and product activity during the quarter. The year-over-year improvement in gross margin is largely due to changes in partner revenue mix, with a greater percentage of revenue coming from higher-margin business in the first quarter.

Adjusted EBITDA totaled $3.6 million, compared to $1.2 million. This year-over-year increase was largely due to the incremental gross margin contributed by new partner launches over the last 12 months, and to a lesser extent, a positive benefit from shifting foreign exchange rates.

Net income totaled $1.7 million, or $0.11 per diluted share, compared to a net income of $0.4 million, or $0.03 per diluted share.

As of March 31, 2015, total funds available, comprised of cash and cash equivalents together with restricted cash and amounts with payment processors, was $52.7 million. Net operating cash, which is defined as total funds available less amounts payable to loyalty program partners, was $9.1 million as of March 31, 2015. The Company remains debt free and is pleased with its overall financial position.

First Quarter 2015 Business Metrics

	Q1/15	Q1/14	Q1/15 vs. Q1/14	Q4/14	Q1/15 vs. Q4/14
Total All Channels
Points/Miles Transacted (in 000s)	5,798,911	4,724,111	22.8%	4,574,409	26.8%
No. of Points/Miles Transac- tions	604,520	547,232	10.5%	529,792	14.1%

Outlook

“As is evident, we had a strong first quarter and remain very confident in our long-term growth outlook. The first quarter put us in a solid position to reiterate our guidance for 2015. While we will continue to invest against our core technology and product initiatives during the year and will absorb the impact of industry consolidation, we will demonstrate enhanced bottom-line growth and consistent positive operating cash flow throughout the year,” Mr. MacLean noted.

The Company is maintaining guidance for the year ending December 31, 2015 as follows:

  Revenue is expected to grow 15% – 20% over 2014.
  Adjusted EBITDA is expected to grow 15% – 25% over 2014.

This guidance range contemplates contributions from partners and products that have been announced or are in market today only, including the impact of the American Airlines and US Airways restructuring.

Share Buyback

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2 Gross Margin is defined as total revenues less the direct cost of principal revenues. Gross Margin is considered by Management to be an integral measure of financial performance and represents the amount of revenues retained by the Corporation after incurring direct costs. However, gross margin is not a recognized measure of profitability under IFRS.

In the first quarter, the Company repurchased 112,176 of its common stock for a total of $1.1 million at an average price of $9.80 per share.

Repurchases will be made from time-to-time at Points' discretion, based on ongoing assessments of the Company’s capital needs, share price, general market conditions and other factors. Repurchases may be effected through the facilities of the TSX, the NASDAQ Capital Market ("NASDAQ") or other alternative trading systems in the United States and Canada.

All purchases of common shares will be made in accordance with applicable securities laws and stock exchange rules of the United States and Canada. Repurchases on NASDAQ will be at the market price at the time of purchase in compliance with applicable securities laws of the United States, and repurchases on the TSX will be at the market price at the time of purchase in accordance with the rules and policies of the TSX. Purchases may also be made through other published markets, or by such other means as may be permitted by the TSX, NASDAQ and applicable law.

Investor Conference Call

Points' conference call with investors will be held today at 4:30 p.m. Eastern Time. To participate, investors from the US and Canada should dial (877) 407-0784 ten minutes prior to the start time. International dialers should call (201) 689-8560.

In addition, the call is being webcast and can be accessed at the Company's web site: www.points.com and will be archived online upon completion of the call. A telephonic replay of the conference call will be available through Monday, May 18, 2015 by dialing (877) 870-5176 in the U.S. or Canada or (858) 384-5517 internationally and entering the conference ID 13606699.

Annual Shareholder Meeting

Points will host its 2015 Annual Shareholder Meeting on Tuesday, May 5th at 9 AM ET at the Hyatt Regency Toronto for all shareholders of record as of March 24, 2015.

About Points

Points, publicly traded as Points International Ltd. (TSX: PTS; NASDAQ: PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points’ solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 50 partners worldwide. Points also manages Points.com, where more than 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points’ unique SaaS products allow merchants and businesses to reward their customers with points and miles from the world’s largest loyalty brands.

In 2014, Points acquired PointsHound, a hotel booking engine and loyalty currency aggregator built specifically for frequent travelers. PointsHound enables loyalty program members to earn loyalty points for staying in their favorite hotels and also to earn bonus rewards in the form of airline miles. Members of the free-to-use site have access to over 150,000 hotels worldwide, including boutique and non-chain properties.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 7th largest Canadian software company and the 30th largest Canadian technology company by the 2015 Branham300 list. For more information on Points, please visit www.Points.com, follow us on Twitter (@PointsBiz) or read the Points company blog. For more information on PointsHound, please visit www.PointsHound.com.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively "forward-looking statements"). These forward-looking statements include, among other things, opportunities for new products and partners and incremental revenue, and our guidance for 2015 with respect to revenue growth and Adjusted EBITDA expectations. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. In particular, the financial outlooks herein assume Points will be able to maintain its existing contractual relationships and products, that such products continue to perform in a manner consistent with Points' past experience, that Points we will be able to generate new business from our pipeline at expected margins, our in-market and newly launched products and services will perform in a manner consistent with the Company's past experience and we will be able to contain costs. Our ability to convert our pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that we will launch new partners or new products with existing partners as expected or planned nor can there be any assurance that Points will be successful in maintaining its existing contractual relationships or maintaining existing products with existing partners. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form-40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Contact:
Addo Communications
Laura Bainbridge/Kimberly Esterkin
laurab@addocommunications.com; kimberlye@addocommunications.com
(310) 829-5400

Points International Ltd.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Gross Margin Information3

	For the three months ended
Expressed in thousands of United States dollars

	March 31, 2015	December 31, 2014	March 31, 2014

Total Revenue	$67,117	$64,841	$58,257
Direct cost of principal revenue	55,816	54,447	49,989
Gross Margin	$11,301	$10,394	$8,268
Gross Margin %	17%	16%	14%

Reconciliation of Net Income to Adjusted EBITDA4

	For the three months ended
Expressed in thousands of United States dollars

	March 31, 2015	December 31, 2014	March 31, 2014

Net income	$1,715	$1,468	$443
Interest and other income	-	-	(5)
Income tax expense	851	583	286
Depreciation and amortization	877	581	544
Foreign exchange (gain)	136	54	(68)
Adjusted EBITDA	$3,579	$2,686	$1,200

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3 Gross Margin is defined as total revenues less the direct cost of principal revenues. Gross Margin is considered by Management to be an integral measure of financial performance and represents the amount of revenues retained by the Corporation after incurring direct costs. However, gross margin is not a recognized measure of profitability under IFRS.

4 Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization, and foreign exchange) is considered by Management to be a useful supplemental measure when assessing financial performance. Management believes that Adjusted EBITDA is an important indicator of the Corporation's ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.

Points International Ltd.
Condensed Consolidated Interim Balance Sheets

Expressed in thousands of United States dollars
(Unaudited)

As at	March 31,	December 31,
	2015	2014

ASSETS
Current assets
Cash and cash equivalents	$46,128	$36,868
Restricted cash	2,297	1,573
Funds receivable from payment processors	4,260	6,691
Accounts receivable	2,144	2,305
Prepaid expenses and other assets	2,054	1,134
Total current assets	$56,883	$48,571

Non-current assets
Property and equipment	1,703	1,856
Intangible assets	18,176	18,320
Goodwill	7,130	7,130
Deferred tax assets	2,789	3,492
Long-term investment	5,000	5,000
Other assets	697	692
Total non-current assets	$35,495	$36,490
Total assets	$92,378	$85,061

LIABILITIES
Current liabilities
Accounts payables and accrued liabilities	$4,047	$6,260
Payable to loyalty program partners	43,634	36,030
Current portion of other liabilities	1,897	1,285
Total current liabilities	$49,578	$43,575

Non-current liabilities
Other liabilities	320	269
Total non-current liabilities	$320	$269

Total liabilities	$49,898	$43,844

SHAREHOLDERS’ EQUITY
Share capital	61,437	61,084
Contributed surplus	11,496	11,985
Accumulated other comprehensive loss	(670)	(354)
Accumulated deficit	(29,783)	(31,498)
Total shareholders’ equity	$42,480	$41,217
Total liabilities and shareholders’ equity	$92,378	$85,061

Points International Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income

Expressed in thousands of United States dollars, except per share amounts
(Unaudited)

For the three months ended March 31,	2015	2014

REVENUE
Principal	$62,625	$56,162
Other partner revenue	4,476	2,076
Interest	16	19
Total Revenue	$67,117	$58,257

EXPENSES
Direct cost of principal revenue	55,816	49,989
Employment costs	5,924	5,505
Marketing and communications	275	198
Technology services	270	219
Depreciation and amortization	877	544
Foreign exchange gain (loss)	136	(68)
Operating expenses	1,253	1,146
Total Expenses	$64,551	$57,533

OPERATING INCOME	$2,566	$724

Interest and other income	-	(5)
OPERATING INCOME BEFORE INCOME TAXES	$2,566	$729

Income tax expense	851	286
NET INCOME	$1,715	$443

OTHER COMPREHENSIVE INCOME
Items that will subsequently be reclassified to profit or loss:
Loss on foreign exchange derivatives designated as cash flow hedges, net of income tax recovery of $202 (2014: $118)	(560)	(326)
Reclassification to net income of loss on foreign exchange derivatives designated as cash flow hedges, net of income tax recovery $88 (2014: $70)	244	195

Other comprehensive loss for the period, net of income tax	$(316)	$(131)
TOTAL COMPREHENSIVE INCOME	$1,399	$312

EARNINGS PER SHARE
Basic earnings per share	$0.11	$0.03
Diluted earnings per share	$0.11	$0.03

Points International Ltd.
Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to equity holders of the Company
Expressed in thousands of United States dollars	Share Capital	Contributed	Total Capital	Unrealized	Accumulated	Accumulated	Total shareholders’
(Unaudited)		Surplus		losses on cash	other com-	deficit	equity
				flow hedges	prehensive
					loss

Balance at December 31, 2014	$61,084	$11,985	$73,069	$(354)	$(354)	$(31,498)	$41,217
Net lncome	-	-	-	-	-	1,715	1,715

Other comprehensive loss	-	-	-	(316)	(316)	-	(316)
Total comprehensive income	-	-	-	(316)	(316)	1,715	1,399
Effect of share option compensation plan	-	228	228	-	-	-	228
Effect of RSU and PSU compensation plan	-	273	273	-	-	-	273
Share issuances	704	(473)	231	-	-	-	231
Shares repurchased	(351)	(517)	(868)	-	-	-	(868)
Balance at March 31, 2015	$61,437	$11,496	$72,933	$(670)	$(670)	$(29,783)	$42,480

Balance at December 31, 2013	$58,693	$10,381	$69,074	$(345)	$(345)	$(36,182)	$32,547
Net lncome	-	-	-	-	-	443	443

Other comprehensive loss	-	-	-	(131)	(131)	-	(131)
Total comprehensive income				(131)	(131)	443	312
Effect of share option compensation plan	-	179	179	-	-	-	179
Effect of RSU compensation plan	-	151	151	-	-	-	151
Share issuances	255	(182)	73	-	-	-	73
Balance at March 31, 2014	$58,948	$10,529	$69,477	$(476)	$(476)	$(35,739)	$33,262

Points International Ltd.
Condensed Consolidated Interim Statements of Cash Flows

Expressed in thousands of United States dollars
(Unaudited)

For the three months ended March 31,	2015	2014

Cash flows from operating activities
Net income for the period	$1,715	$443
Adjustments for:
Depreciation of property and equipment	269	252
Amortization of intangible assets	608	292
Unrealized foreign exchange loss (gain)	(996)	16
Equity-settled share-based payment transactions	501	330
Deferred income tax expense	817	263
Unrealized loss on derivative contracts designated as cash flow
hedges	(430)	(179)
Changes in non-cash balances related to operations	7,951	(6,242)
Net cash provided by (used in) operating activities	$10,435	$(4,825)

Cash flows from investing activities
Acquisition of property and equipment	(116)	(137)
Additions to intangible assets	(464)	(350)
Changes in restricted cash	(750)	-
Net cash used in investing activities	$(1,330)	$(487)

Cash flows from financing activities
Proceeds from exercise of share options	231	73
Shares repurchased	(1,099)	-
Net cash (used in) provided by financing activities	$(868)	$73

Net increase (decrease) in cash and cash equivalents	$8,237	$(5,239)
Cash and cash equivalents at beginning of the period	$36,868	$64,188
Effect of exchange rate fluctuations on cash held	1,023	(4)
Cash and cash equivalents at end of the period	$46,128	$58,945

Interest Received	$16	$25
Interest Paid	$-	$-

Taxes Received	$-	$-
Taxes Paid	$176	$3

Amounts paid and received for interest were reflected as operating cash flows in the condensed consolidated interim statements of cash flows.